Exhibit (a)(20)

August 28, 2015

Dear Fellow Unitholders,

As you know, Sprott Asset Management LP, a subsidiary of Sprott Inc. (together with its affiliates, “Sprott”), launched a hostile take-over bid on May 27th (the “Sprott Offer”) to acquire all of the outstanding Units of Central GoldTrust (“GoldTrust”) in exchange for units of Sprott Physical Gold Trust (“Sprott PHYS”). The Sprott Offer is now set to expire on Friday, September 18, 2015, unless extended or withdrawn.

Your Trustees have carefully examined the Sprott Offer and have repeatedly advised Unitholders to REJECT the Sprott Offer and NOT tender GoldTrust Units to the Offer.

The Trustees note the recent announcement by Sprott that they intend to pay financial advisors and brokers to secure tenders to their Offer, a clear indication that the Sprott Offer has thus far been unable to attract sufficient Unitholder support. The Trustees caution Unitholders regarding any advice or recommendations they may receive from their financial advisors or brokers, which may be biased and based on their desire to collect solicitation fees from Sprott. Sprott is paying your broker to convince you to tender. Don't be talked into tendering!

Nothing has changed in the views of your Trustees, which are fully outlined in the Trustees’ Circular dated June 9, 2015, and mailed to all Unitholders, which is also available at www.gold-trust.com. We urge you to carefully review the Trustees’ Circular before making any decision about the Sprott Offer and your Units.

Even before making its Offer, Sprott began a public smear campaign which continues today, making many inaccurate and disparaging statements about GoldTrust, its Trustees and its administrator. We urge you to NOT believe or be persuaded by anything that Sprott has alleged because much of it is untrue or misleading and all of it is entirely self-serving. We believe Sprott seeks to deflect your attention from the deficiencies in the Sprott Offer, their very poor track record as investment managers and their singular motive of generating higher fees for Sprott.

Your Trustees believe that the Sprott Offer does not provide you with compelling value for your Units, and that you are better off retaining your GoldTrust Units. In fact, the significantly higher fees charged by Sprott would result in the deterioration of the value of your Units over time.

Your Trustees, based on the recommendation of a Special Committee of Trustees who are independent of the administrator, have recommended that Unitholders REJECT the Sprott Offer. They have reached this conclusion after considerable deliberation and with the assistance of independent legal and financial advisors. Among the many reasons that support the Trustees’ recommendation are the following:

•	Sprott’s claims of “unlocking value” are exaggerated – they are offering NO meaningful premium to GoldTrust Unitholders

•	Sprott’s Offer is solely motivated by its desire to generate higher management fees for Sprott by seizing control over GoldTrust’s assets

•	Sprott PHYS charges 75% higher management fees than GoldTrust

•	Sprott has a poor track record of managing investors’ capital

•	Sprott PHYS provides investors with virtually no voting or other governance rights and virtually no ability to replace Sprott as its manager

•	Sprott PHYS offers less bullion security and safeguards than GoldTrust

•	The Sprott Offer may result in significant negative U.S. tax consequences for certain U.S. Unitholders

Your Trustees have at all times acted in the best interest of ALL Unitholders and will continue to do so. We believe the preservation of GoldTrust’s existing structure will allow GoldTrust Units to outperform when positive gold markets return as they have done in the past. We believe that retaining your GoldTrust Units represents a clearly superior alternative to the Sprott Offer, which provides you with no meaningful premium, significantly higher costs, virtually no governance rights and the assumption of well-documented risks.

Unitholders will continue to benefit from GoldTrust’s much lower expense ratio, superior bullion security and safeguards, tax-efficient structure and best-in-class governance – features that make GoldTrust the clear choice for long-term gold bullion investors.

As previously disclosed, your Trustees approved a new cash redemption provision at 95% of Net Asset Value (“NAV”). However, implementation of this new feature was prevented as a result of Sprott’s self-serving actions in the Ontario court. This enhanced cash redemption feature was designed to address trading discounts to NAV in bear markets while preserving the advantages of GoldTrust’s existing structure. Your Trustees do not believe that Unitholders should be deprived of these benefits and, as previously disclosed, intend to take all appropriate steps to implement this enhanced redemption feature as soon as the Sprott Offer is defeated.

More detailed information regarding the Sprott Offer and the reasons for your Trustees’ recommendation to GoldTrust Unitholders to REJECT the Sprott Offer can all be found on GoldTrust’s website at www.gold-trust.com or www.goldtrust.ca. Unitholders are urged to read the documents provided on our website in detail before making any decision about the Sprott Offer.

Your Trustees recommend that Unitholders REJECT the Sprott Offer, TAKE NO ACTION, DO NOT TENDER their Units to the Sprott Offer and WITHDRAW their Units if already tendered.

Thank you for your consideration of these concerns, and we thank you for your continued support of GoldTrust.

Sincerely,

Bruce Heagle Chair of the Special Committee of Independent Trustees	J.C. Stefan Spicer Founder, Chairman and CEO

For up to date information we strongly encourage Unitholders to please visit

www.gold-trust.com or www.goldtrust.ca

Or call GoldTrust directly at 905-304-4653 (GOLD) or 905-648-7879

Unitholders who have already tendered to the Sprott Offer can withdraw their Units by contacting D.F. King & Co at 1-800-251-7519, or via email at inquiries@dfking.com

About Central GoldTrust

GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At August 27, 2015, the GoldTrust Units were 99.4% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

Additional Information and Where to Find It

The recommendation of the Trustees described herein is contained in the Trustees’ Circular, which has been filed with Canadian securities regulatory authorities and is also contained in the solicitation/recommendation statement filed with the Securities and Exchange Commission (“SEC”). The Trustees’ Circular may be obtained at http://www.sedar.com and at http://www.gold-trust.com/news.htm. The solicitation/recommendation statement may be obtained at the SEC’s website at http://www.sec.gov.

Forward-Looking Statements

Statements contained in this letter that are not historical facts, including those related to the anticipated continuing benefits of GoldTrust’s structure and the anticipated consequences and impacts of the Sprott Offer and the proposed enhanced redemption feature, are forward-looking statements that involve assumptions, risks and uncertainties. Actual results or outcomes could differ materially from those expressed or implied by such statements. Accordingly, such statements should not be unduly relied upon. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in GoldTrust’s filings with the Canadian securities regulatory authorities and the SEC. Except as required by applicable securities laws, GoldTrust disclaims any obligation to update or revise these forward-looking statements.

REJECT THE SPROTT OFFER - TAKE NO ACTION

DO NOT TENDER YOUR UNITS & WITHDRAW YOUR UNITS IF ALREADY TENDERED

If you have already tendered your Units to the Sprott Offer, you can withdraw your Units by contacting your broker or
D. F. King & Co., North America Toll-Free at 1-800-251-7519; or via email at inquiries@dfking.com